Free Writing Prospectus Filed Pursuant To Rule 433 Registration No. 333-221842 June 29, 2018

Gold ETF ‘MiniShares’ Debut

June 26, 2018

By Heather Bell

Today the World Gold Council and State Street Global Advisors rolled out a miniature version of the popular $33.6 billion SPDR Gold Trust (GLD). The SPDR Gold MiniShares Trust (GLDM) represents the value of 1/100 of an ounce of gold.

The new gold ETF comes with an expense ratio of 0.18%, while GLD charges 0.40%. Like GLD, however, GLDM lists on the NYSE Arca.

GLDM is also cheaper than the $11 billion iShares Gold Trust (IAU), which comes with an expense ratio of 0.25%. Like GLDM, IAU tracks the price of 1/100 of an ounce of gold.

“Combined with a relatively low expense ratio, GLDM’s relatively low share price provides all types of investors with access to gold within portfolios, and we’re excited to partner with the World Gold Council on another ETF for helping clients target investment goals,” said Noel Archard, global head of SPDR product for State Street Global Advisors.

In addition to GLD and GLDM, the World Gold Council previously worked with State Street on the launch of the SPDR Long Dollar Gold Trust (GLDW), which offers exposure to long positions in physical gold and the dollar, and short exposure to a basket of six foreign currencies.

GLDM’s lower handle means the fund will be more accessible to smaller investors, who might balk at the high share price of GLD, which tracks the price of a full ounce of gold.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.